September 2, 2005
Mark S. Webb
Mail Stop 4561
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Residential Capital Corporation Registration Statement on Form S-4 (File No. 333-126640) Registration Statement on Form 10 (File No. 000-51438)
Dear Mr. Webb:
This letter responds to the Staff’s comment letter dated August 15, 2005 (the “Staff’s Letter”), addressed to me, relating to the above-referenced filings of Residential Capital Corporation (“ResCap”). ResCap’s responses to the Staff’s comments on the referenced filings are set forth below. Numbered responses below correspond to the numbering of the comments in the Staff’s Letter. ResCap is contemporaneously filing an amended Form S-4 and Form 10.
1.	Please include updated interim financial statements as required by Rule 3-12 of Regulation S-X.

ResCap has included in the Form S-4 and Form 10 updated interim financial statements for the three and six months ended June 30, 2005.

2.	Please update your management’s discussion and analysis as a result of the inclusion of these interim financial statements. Refer to Item 303(b) of Regulation S-K.

ResCap has updated in the Form S-4 and Form 10 its management’s discussion and analysis of financial condition and results of operations for the three and six months ended June 30, 2005.

3.	Please provide the staff with the representations in the Shearman & Sterling no action letter from Residential Capital.

The requested representations were included in the transmittal letter accompanying the initial filing.

September 2, 2005

4.	The cover page must indicate the securities being sold, including guarantees. See Item 501 of Regulation S-K. Please revise.

The cover page of the Form S-4 has been revised as requested.

5.	Please provide a brief discussion, including the business reasons, of the formation of Residential Capital.

The summary of the Form S-4 and Form 10 has been revised as requested.

6.	Please disclose the amount of existing debt ranking equal to, and senior, to the notes, both for the company and for the guarantors.

The disclosure in the Form S-4 has been revised as requested.

7.	Confirm that the offer will be open for at least a full twenty business days in compliance with Rule 14e-1(a). Presently, it appears possible that the offer may be open for less than the twenty business days because the offer expires at 5:00 p.m. instead of midnight on what may ultimately be the twentieth business day following commencement. Refer to Q & A #8 in SEC Release No. 34-16623 (March 5, 1980).

ResCap hereby confirms that the offer will be open for at least a full 20 business days in compliance with Rule 14e-1(a). ResCap expects that the exchange offer will expire at 5:00 p.m. New York City time on the 21st business day following commencement.

8.	Please delete the first, second, and fourth risk factors. They are not risks of participating in the transaction, and the first two are coercive.

The specified risk factors have been deleted in the Form S-4 as requested.

9.	Please disclose the percentage of non-prime mortgage loans in your portfolio.

The disclosure in the Form S-4 and Form 10 has been revised as requested.

10.	Please include the words “fraudulent transfer” in the caption.

The risk factor in the Form S-4 has been revised as requested.

11.	Please indicate the interest rate of the line of credit paid off with the proceeds of the old notes.

The disclosure in the Form S-4 has been revised as requested.

12.	On page 45 you attribute the $1.1 billion growth in your lending receivables primarily to the consolidation of a previously non-consolidated entity that is used as an aggregation facility for certain lending receivables. You state that you are now required to consolidate this entity under GAAP due to a restructuring of the facility. Please revise to explain the nature of this restructuring as well as the specific GAAP guidance relied upon in your determination that the facility should be consolidated. In doing so, please

September 2, 2005

address whether similar restructurings are expected to occur in the future and if so the anticipated impact on lending receivables and net interest income.

The disclosure in the Form S-4 and Form 10 has been revised as requested.

13.	Please advise us whether you originate, acquire, or hold option ARMs.

ResCap does originate and acquire option ARMs. During the first six months of 2005, ResCap’s option ARMs production was $585.8 million. This represented 0.8% of ResCap’s production for this period. ResCap had $511.3 million of option ARMs in its mortgage loans held for sale portfolio as of June 30, 2005. The option ARM product is a relatively new product offering by ResCap and its subsidiaries, and ResCap anticipates that the percentage of this product in relation to ResCap’s total production may increase over time. To the extent that it becomes a material portion of ResCap’s production, ResCap will consider what additional disclosure, if any, is necessary.

14.	The sum of your mortgage loan production tables for GMAC Residential on page 76 and for Residential Capital Group on page 78 does not reconcile to the table that summarizes total U.S. residential mortgage loan production presented on pages 68 and 69. Please explain or revise as necessary.

The tables do not total the consolidated table because of eliminations. A footnote has been added to the disclosure in the Form S-4 and Form 10 as requested.

15.	On page 78 you disclose that when Residential Capital Group acquires prime conforming loans or government mortgage loans it generally sells those loans to GMAC Residential. If these purchases are included in both of the summary of loan production for GMAC Residential on page 76 and Residential Capital Group on page 78, please revise to quantify in a footnote to each table.

The disclosure in the Form S-4 and Form 10 has been revised as requested.

16.	Please file as exhibits all the agreements discussed.

The requested agreements have been filed as exhibits, except for the term loan agreement. All obligations outstanding under the term loan agreement were satisfied in July 2005.

17.	We note your disclosure reserving the right to amend the exchange offer. Revise to state that you are generally required to extend the offering period for any material change, including the waiver of a material condition, so at least five business days remain in the offer after the change. Also revise to indicate the period of time you are required to extend in the event there is a change in price or a change in the percentage of existing notes sought. Refer to Rule 14e-1(b).

The disclosure in the Form S-4 has been revised as requested.

September 2, 2005

18.	You state that you may assert or waive the conditions of the offer “at any time in our reasonable discretion.” This statement implies that conditions may be satisfied or waived after expiration of the offer. Revise throughout the document as necessary. We note the statement on page 5.

The disclosure in the Form S-4 has been revised as requested.

19.	Please revise the caption and first sentence to indicate that the section summarizes material, not certain, tax considerations.

The disclosure in the Form S-4 has been revised as requested.

20.	In an Item 4.02 Form 8-K filed by GMAC on March 16, 2005, GMAC management concluded that their financial statements filed in the Quarterly Reports on Form 10-Q for the quarters ended March 31, 2004, June 30, 2004 and September 30, 2004 and the financial information furnished for the quarter ended December 31, 2004 in the current Report on Form 8-K dated January 19, 2005, should no longer be relied upon. GMAC management also noted that most of the necessary adjustments related to items detected in the fourth quarter of 2004 at GMAC’s residential mortgage business that relate to earlier 2004 quarters. Please tell us how these adjustments have been reflected in the financial statements of Residential Capital Corporation for all periods presented.

The adjustments referenced in the Form 8-K filed by GMAC on March 16, 2005 have been reflected in the combined financial statements of ResCap for all periods presented. In addition, certain other adjustments that were considered material only at the ResCap consolidated or ResCap segment level were made to ResCap’s annual and interim financial statements for the years ended December 31, 2004, 2003 and 2002. However, these additional adjustments were considered by GMAC to have an immaterial effect on GMAC’s consolidated financial statements for each of the corresponding periods based on a quantitative and qualitative assessment of materiality.

21.	We note no indication as to whether the foreign currency translation adjustments are shown net of tax. Please tell us how you considered paragraphs 24 and 31(c) of FAS 52 in your presentation of foreign currency translation on page F-23 of your Combined Statement of Changes in Stockholder’s Equity.

ResCap has deemed that all unremitted earnings of foreign subsidiaries have been reinvested for an indefinite period of time pursuant to APB No. 23. SFAS 52 paragraph 23 requires that no deferred taxes shall be provided on foreign currency translation adjustments because ResCap has deemed that all unremitted earnings of foreign subsidiaries have been reinvested for an indefinite period of time pursuant to APB 23. Therefore, foreign currency translation adjustments are recorded gross and not net of tax on page F-23 of the Combined Statement of Changes in Stockholder’s Equity in the Form S-4 (and the comparable section of the Form 10).

22.	Please file the organizational documents for all registrants, including grantors.

The requested organizational documents have been filed as exhibits as requested.

September 2, 2005

23.	The legal opinion should cover all securities being registered, including guarantees. Please revise.

The legal opinion of has been revised as requested.
              If you have any questions regarding the foregoing or if you require any additional information, please feel free to contact me at (952) 857-6355 or Philip Niehoff of Mayer, Brown, Rowe & Maw LLP at (312) 701-7843.

Sincerely, /s/ David A. Marple David A. Marple General Counsel Residential Capital Corporation

cc: Philip J. Niehoff